UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MONAKER GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

609011101

(CUSIP Number)

Donald P. Monaco

2690 Weston Road, Suite 200

Weston, FL 33331

Telephone: 630-728-5571

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 549333300

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monaco Investment Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Illinois, USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,055,754 shares of Common Stock(1); 575,000 shares of Series A Preferred Stock(2); and 58,405,754 total voting shares(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 2,055,754 shares of Common Stock(1) and 575,000 shares of Series A Preferred Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,754 shares of Common Stock(1); 575,000 shares of Series A Preferred Stock(2); and 58,405,754 total voting shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% of the outstanding Common Stock(1) (4); 30.8% of the outstanding Series A Preferred Stock; and 29.5% of the outstanding total voting shares(5) (6)

14	TYPE OF REPORTING PERSON PN

CUSIP No. 549333300

(1) Includes 805,754 shares of Common Stock, 1,150,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person (see footnote (2) below), and 100,000 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock with an exercise price of $2.00 per share held by the Reporting Person (the “Warrants”).

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Includes 805,754 shares of Common Stock, 57,500,000 voting shares which the 575,000 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above), and 100,000 shares of common stock issuable upon exercise of the Warrants.

(4) Based on 12,383,938 total shares outstanding as of March 7, 2017, representing 11,133,938 outstanding shares of Common Stock and 1,150,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person (see footnote (2) above), and the 100,000 shares of common stock issuable upon exercise of the Warrants.

(5) Based on 198,195,038 total voting shares outstanding as of March 7, 2017, representing 11,133,938 outstanding shares of Common Stock, 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote and 100,000 voting shares issuable upon exercise of the Warrants (see footnote (2) above).

(6) When taking into account the conversion of the Series A Preferred Stock and exercise of the Warrants (see footnotes (1) and (2) above).

CUSIP No. 549333300

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Monaco Insurance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Illinois, USA
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,906,292 shares of Common Stock(1); 500,000 shares of Series A Preferred Stock(2); and 50,906,292 total voting shares(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,906,292 shares of Common Stock(1) and 500,000 shares of Series A Preferred Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,906,292 shares of Common Stock(1); 500,000 shares of Series A Preferred Stock(2); and 50,906,292 total voting shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% of the outstanding Common Stock(1)(4); 26.7% of the outstanding Series A Preferred Stock; and 25.7% of the outstanding total voting shares(5) (6)

14	TYPE OF REPORTING PERSON OO

CUSIP No. 549333300

(1) Includes 906,292 shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Includes 906,292 shares of Common Stock and 50,000,000 voting shares which the 500,000 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(4) Based on 12,133,938 total shares outstanding as of March 7, 2017, representing 11,133,938 outstanding shares of Common Stock and 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person (see footnote (2) above).

(5) Based on 198,095,038 total voting shares outstanding as of March 7, 2017, representing 11,133,938 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above).

(6) When taking into account the conversion of the Series A Preferred Stock (see footnotes (1) and (2) above.

CUSIP No. 549333300

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald P. Monaco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,962,066 shares of Common Stock(1); 1,075,000 shares of Series A Preferred Stock(2); and 109,312,066 total voting shares(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	10	SHARED DISPOSITIVE POWER 3,962,066 shares of Common Stock(1) and 1,075,000 shares of Series A Preferred Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,962,066 shares of Common Stock(1); 1,075,000 shares of Series A Preferred Stock(2); and 109,312,066 total voting shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not applicable.
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.6% of the outstanding Common Stock(1) (4); 57.5% of the outstanding Series A Preferred Stock; and 55.2% of the outstanding total voting shares(5) (6)

14	TYPE OF REPORTING PERSON IN

CUSIP No. 549333300

(1) Includes 1,712,046 shares of Common Stock, 2,150,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person, 20 shares of Common Stock held by the Reporting Person and the Warrants.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Includes 1,712,066 shares of Common Stock and 107,500,000 voting shares which the 1,075,000 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above) and the shares of common stock issuable upon exercise of the Warrants.

(4) Based on 13,363,938 total shares outstanding as of March 7, 2017, representing 11,133,938 outstanding shares of Common Stock, 2,150,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Person (see footnote (2) above) and the shares of common stock issuable upon exercise of the Warrants.

(5) Based on 198,195,038 total voting shares outstanding as of March 7, 2017, representing 11,133,938 outstanding shares of Common Stock, 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above) and the shares of common stock issuable upon exercise of the Warrants.

(6) When taking into account the conversion of the Series A Preferred Stock (see footnote (1) above) and the exercise of the Warrants.

CUSIP No. 549333300

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2016 (the “Schedule 13D”), by Monaco Investment Partners II, LP, an Illinois limited partnership (“MI Partners”), the Donald P. Monaco Insurance Trust, an Illinois trust (the “Trust”), and Donald P. Monaco, an individual (“Monaco”). Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

On February 28, 2017, MI Partners purchased 100,000 units from the Company, each consisting of one share of common stock and one warrant to purchase one share of common stock, with an exercise price of $2.00 per share, in a private transaction, for an aggregate of $200,000.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company, except as discussed above;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Persons do not have any plans or proposals which relate to or result in:

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

CUSIP No. 549333300

Item 5. Interest in Securities of the Issuer

(a)

As of the close of business on March 7, 2017, the Reporting Persons beneficially own in aggregate 3,962,066 shares of Common Stock(1); 1,075,000 shares of Series A Preferred Stock(2); and 109,312,066 total voting shares(3), representing 29.6% of the outstanding Common Stock(1); 57.5% of the outstanding Series A Preferred Stock; and 55.2% of the outstanding total voting shares(4).

As of the close of business on March 7, 2017, MI Partners beneficially owns in aggregate 2,055,754 shares of Common Stock(1); 575,000 shares of Series A Preferred Stock(2); and 58,405,754 total voting shares(3), representing 16.6% of the outstanding Common Stock(1); 30.8% of the outstanding Series A Preferred Stock; and 29.5% of the outstanding total voting shares(4). By virtue of his relationship with MI Partners discussed in further detail in Item 2, Monaco is deemed to beneficially own the securities beneficially owned by MI Partners.

As of the close of business on March 7, 2017, the Trust beneficially owns in aggregate 1,906,292 shares of Common Stock(1); 500,000 shares of Series A Preferred Stock(2); and 50,906,292 total voting shares(3), representing 15.7% of the outstanding Common Stock(1); 26.7% of the outstanding Series A Preferred Stock; and 25.7% of the outstanding total voting shares(4). By virtue of his relationship with the Trust discussed in further detail in Item 2, Monaco is deemed to beneficially own the securities beneficially owned by the Trust.

(b)	Monaco may be deemed to have shared power with MI Partners and the Trust, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by MI Partners and the Trust, respectively.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	N/A.

(1) Includes shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants held by the Reporting Persons.

(2) Each share of Series A Preferred Stock provides the holder thereof one hundred (100) votes on all matters submitted to stockholders and is convertible, at the option of the holder thereof, into two (2) shares of Common Stock.

(3) Based on 198,195,038 total voting shares outstanding as of March 7, 2017, representing 11,133,938 outstanding shares of Common Stock and 186,961,100 voting shares which the 1,869,611 total outstanding shares of Series A Preferred Stock are eligible to vote (see footnote (2) above) and including the 100,000 shares of common stock issuable upon exercise of the Warrants.

(4) When taking into account the conversion of the Series A Preferred Stock and exercise of the Warrants.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement by and among Monaco Investment Partners II, LP, Donald P. Monaco Insurance Trust and Donald P. Monaco, dated March 8, 2017

CUSIP No. 549333300

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2017

Monaco Investment Partners II, LP

By:	Donald P. Monaco, General Partner
/s/ Donald P. Monaco
Donald P. Monaco

Donald P. Monaco Insurance Trust

/s/ Donald P. Monaco
Donald P. Monaco Trustee

/s/ Donald P. Monaco
Donald P. Monaco

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.